Prudential Global Total Return Fund, Inc.

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of October, 2016, between Prudential Global Total Return Fund, Inc. (the Fund) and Prudential Investments LLC (the Manager).

WHEREAS the Fund and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which the Fund compensates the Manager for the services provided by the Manager to the Fund;

NOW THEREFORE, the parties mutually agree as follows:

1. The management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule:

0.50% on average daily net assets up to $2 billion;
0.485% on average daily net assets over $2 billion.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL GLOBAL TOTAL RETURN FUND, INC.

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Vice President

PRUDENTIAL INVESTMENTS LLC

By: /s/ Stuart S. Parker
Stuart S. Parker, President